Progressive Wealth Management Since 1990

Shareholder Rebuttal to FedEx Corporation Opposition Statement

Regarding Employee Representation on Boards

240.14a-103 Notice of Exempt Solicitation

U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT: FedEx Corporation

NAME OF PERSON RELYING ON EXEMPTION: NorthStar Asset Management, Inc.

ADDRESS OF PERSON RELYING ON EXEMPTION: 2 Harris Avenue, Boston MA 02130

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

FedEx shareowners are encouraged to vote FOR resolution #6:

RESOLVED: Shareholders of FedEx urge the Board of Directors to prepare a report to shareholders assessing whether and how there may be opportunities for the company to encourage or facilitate the inclusion of non-management employee representation on the Board.

Overview

Employee engagement and satisfaction are crucial to our Company’s success. Competition in our industry – faster delivery to customers, seven days per week, with fewer errors – has produced greater strain on employees throughout our industry. The Proponent believes that allowing and encouraging representation on the board by rank-and-file employees is one way to ensure that employees, our most crucial resource, remain fully engaged in the long-term growth of our company and may help to ensure operational excellence.

COVID-19 has demonstrated the critical nature of our business, yet our business cannot operate without the dedication of our employees.

The World Economic Forum published “Stakeholder Principles in the COVID Era,” in which it encourages the business community to continue its commitment to embodying “stakeholder capitalism.”1 Employee safety and adaptation are top priorities on this statement. The Proponent notes that our competitor UPS is a partner of the World Economic Forum, while FedEx is not. UPS’s participation in the Forum involves a framework in which “select Partner companies … are shaping and transforming their industries in strategic and socially responsible ways.”2

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1 http://www3.weforum.org/docs/WEF_Stakeholder_Principles_COVID_Era.pdf

2 https://www.weforum.org/communities/supply-chain-and-transportation

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 6 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

The COVID-19 pandemic has demonstrated the pivotal role and vulnerabilities of our delivery drivers and warehouse staff – workers that put themselves at risk daily for deliveries to customers worldwide. The Proponent believes that encouraging direct communication between employees and the board during these challenging times would allow FedEx to show leadership that aligns with the “Stakeholder Principles in the COVID Era,” and that showing leadership during these difficult times in ways that may benefit the company and its shareholders.

Allowing employees representation in decision-making may reduce risk.

In the opinion of the Proponent, employee representation on the board of directors could help employees become better engaged and avoid disenfranchisement that can lead to employee protests, turnover, and a “cog in the wheel” mentality.

Early in the COVID-19 pandemic, media coverage reported that FedEx employees were going to work despite feeling ill because they feared negative ramifications of taking sick leave or were pressured into reporting to work despite their illness and the dangerous nature of the sweeping global pandemic.3 The Proponent believes that allowing employees to participate at the board level in addressing pandemic related issues and solutions could have averted these employee perceptions or pressures, as well as negative press during a critical time.

The Proponent believes that representation of rank-and-file employees to the board would increase the diversity of perspectives on our board by offering the board first-hand operational knowledge of the challenges and opportunities their colleagues face during the implementation of decisions made by our Company’s management and board. As FedEx’s industry continues to experience increased competition and as customers expect deliveries with increased expediency, the Proponent believes that greater connection between the board and workers, as well as greater diversity on the board of directors specifically related to recent experience as a worker, will be beneficial to our Company’s success.

The Business Roundtable affirms employees as stakeholders.

In August 2019, the Business Roundtable (“the Roundtable”), an association of chief executive officers of America’s leading companies, announced a landmark deviation from the organization’s long-held stance of shareholder primacy. In its Statement on the Purpose of a Corporation, the Roundtable indicated a pledge to “move[] away from shareholder primacy, includ[ing] commitment to all stakeholders.” In its statement, the Roundtable names “investing in our employees” as the second bullet point, just behind a commitment to customers. FedEx’s CEO, Mr. Fred Smith, signed the statement.

In the year since the Roundtable put out this statement, numerous observers have sought evidence that signatories have used the Statement to revise corporate policies or actions. One observer recently found that he “was hard-pressed to find any significant corporate actions that can be tied directly to the Business Roundtable's doctrine.” Even more recently, a JUST Capital report found that “while 72% of respondents believe corporate leaders are serving shareholders well, only 47% believe they’re having a positive impact on the financial well-being of their workers.”

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3 https://www.nytimes.com/2020/03/21/business/coronavirus-ups-fedex-xpo-workers.html

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 6 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

As critics evaluate corporate response to COVID-19 and implementation of the commitments made in the Roundtable’s Statement, the Proponent believes that employee representation on the board of directors would offer evidence that FedEx intends to fulfil its commitments as a signatory of the Statement.

Employee representation on the board would empower our company’s most valuable asset: employees.

As our industry continues to become more competitive and the pandemic continues to increase strain on package delivery staff, the Proponent believes that adding one or more non-management employee(s) to the board of directors would be a powerful step toward empowering and engaging employees. The Proponent believes that allowing employee representation may bring these benefits to the board’s governance process:

•	Faster alerts to potential problems or pending crises that could diminish our brand name, allowing for more efficient solutions that better safeguard company and shareholder value;
•	Increased employee engagement and better retention due to a stronger perception of employee value, involvement in decision-making, and employee “buy-in” to the long-term value of the company;
•	An employee role in assessing performance of managers and executives;
•	A rank-and-file employee role in assessment of company culture and workforce morale..

Conclusion:

The Proponent believes that this proposal is in the best interest of the company – by increasing opportunities for higher efficiency and greater employee engagement, the Company will improve long-term shareholder value.

We urge you to vote “FOR” proxy item #6. Feel free to contact us at mschwartzer@northstarasset.com.

Date: September 17, 2020

By:	/s/ Julie N.W. Goodridge
Julie N.W. Goodridge
President & CEO*
NorthStar Asset Management, Inc.

*Julie Goodridge is also the trustee of the NorthStar Asset Management, Inc Funded Pension Plan, one of the proponents and the filer of this document.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 6 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on question number 6 following the instruction provided on the management’s proxy mailing.

The views expressed are those of the authors and NorthStar Asset Management Inc. as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 6 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM